

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

Via E-mail
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

    Re: China Marketing Media Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed March 31, 2011
           Form NT 10-Q for the Quarterly Period Ended June 30, 2011
           Filed August 16, 2011
           File No. 000-51806

Dear Mrs. Peri:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

1. In accordance with Item 303(a)(3) of Regulation S-K, please discuss the impact of the impairment on the business prospectively and whether management reasonably expects similar trends to impact income from continuing operations in the future.

2. In accordance with Item 303(a)(3) of Regulation S-K, please discuss the nature of the items within other income (expenses) and their impact.

Liquidity and Capital Resources, page 21

3. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows. For example we note accounts payable and deferred revenues increased significantly in 2010 however there is no related discussion of the changes and their impact to cash flows. Refer to Section IV of our Release 33-8350.

Consolidated Statements of Operations, page F-4

4. Please expand your disclosure to explain the nature of the line item subsidy income and the basis for the decline year over year.

5. Please reconcile for us the investment loss (equity method) of $(42,256) reported here as well as the $(35,691) reported on your statements of cash flows to the investment losses disclosed on pages F-13 and F-14 for your equity method investments.

6. We note within your revenue recognition footnote disclosure and throughout your filing (pages 6 and 18) that you also provide services. Please tell us the extent you considered separately disclosing cost of revenues for services.

Note 2. Summary of Significant Accounting Policies, page F-10

Basis of consolidation, page F-10

7. Please refer to your disclosure beginning on page 10 regarding your discussion of risks related to doing business in China and contractual relationships. Please expand your disclosure to include the principles followed in determining the inclusion or exclusion of subsidiaries in the consolidated financial statements. Please address all significant judgments and assumptions made in your analysis. See FASB ASC 235-10-50 and 810-10-50.

Cash and cash equivalents, page F-10

8. Please expand to disclose restrictions that impact your ability to transfer cash within your corporate structure.

Goodwill, page F-11

9. Please provide disclosure of the facts and circumstances leading to the impairment and how the impairment was allocated to your reportable segments. Reference is made to FASB ASC 350-20-50.

Revenue recognition, page F-14

10. Please tell us to what extent your sales transactions involve multiple element arrangements.

Restrictions on transfer of assets out of the PRC, page F-19

11. We note the restriction on the transfer of subsidiary assets. Please expand your disclosure to quantify the amount of net assets restricted as of December 31, 2010.

Note 6. Related Party Transactions With An Affiliate, page F-20

12. You disclose that CMO is not a direct or indirect subsidiary of the company. Please disclose the accounting guidance you are following to account for your agreement with CMO and how you accounted for the initial payment to CMO. In this regard, we note disclosure in your Form 10-Q for the quarter ended March 31, 2011 that CMO represents a variable interest entity of which you are the primary beneficiary. Please refer to FASB ASC 810-10-50 and provide the required disclosures.

Note 9. Income Taxes, page F-21

13. We note certain of your PRC subsidiaries are subject to income tax rates that range from 15% to 25% however; your effective worldwide tax rate was only 1%. Please clarify for us in greater detail your effective income tax reconciliation including the details behind the line-item tax exemption, credits. Please also explain whether your subsidiary, Media Challenge, generated tax exempt income in the British Virgin Islands.

Note 11. Segment Information, page F-23

14. Please provide a reconciliation of the reportable segments' assets to your consolidated assets. Reference made to FASB ASC 280-10-50-30.

Form 10-Q for the Quarterly Period Ended June 30, 2011

15. We note at the time you filed the Form 12b-25 you were not able to provide a reasonable estimate as to when you would be able to file your quarterly report. Please tell us when you anticipate your quarterly report will be completed and filed or advise us of the

reasons for the continued delay. Please note the required XBRL interactive schedules relating to the financial statements for the quarter ended June 30, 2011 are required to be filed as an exhibit. Refer to Exhibit 100 of Item 601(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3201 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
     Cozen O'Connor